December 8, 2011

VIA EDGAR - CORRESPONDENCE
Mr. John Krug
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, DC 20549

Re:	Propanc Health Group Corporation
Amendment No. 5 to the Registration Statement on Form S-1
File No. 333-175092

Dear Mr. Krug:

We are counsel to Propanc Health Group Corporation (“Propanc,” the “Company” or “our client”).  On behalf of our client, we have filed Amendment No. 5 to the above-captioned Registration Statement in response to certain verbal comments that have been conveyed to us.  In addition, we have attached a copy of the Registration Statement on Form S-1, Amendment No. 5, which has been marked with the changes from Form S-1, Amendment No.4 filed on November 14, 2011.

Form S-1

Disclosure Relative to Escrow Agreement for Best Efforts

We have revised the Registration Statement to include disclosure that the Company has entered into an escrow agreement with Signature Bank for receipt of funds received pursuant to the best efforts offering. Please see Exhibit 10.18 to the Registration Statement.

Financial Statements

Financial Statements for the Quarter Ended September 30, 2011

We have revised the Registration Statement to include the Company’s financial statements for the interim period ending September 30, 2011.

We thank you for your consideration and assistance regarding this matter. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ Peter J. Gennuso
Peter J. Gennuso, Esq.

Cc: James Nathanielsz, CEO